

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 12, 2008

Mr. Paul A. Smith
Senior Vice President, Finance and Administration, and Treasurer
Imperial Oil Limited
237 Fourth Avenue, S.W.
Calgary, AB Canada T2P 3M9

> **Re: Imperial Oil Limited**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 28, 2008**
> **File No. 0-12014**
> **Response Letter Dated May 15, 2008**

Dear Mr. Smith:

We have reviewed your response and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2007

General

1.   We note your responses to our prior comments 2 through 14, and we reissue them. Because you file on Form 10-K, you must comply with all of its disclosure requirements, even though you may be a foreign private issuer.

Closing Comments

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Donna Levy at (202) 551-3292 if you have questions regarding these comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director